UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Next 1 Interactive, Inc.
(Name of Issuer)

Common Stock, $0.00001 par value
(Title of Class of Securities)

65337E106
(CUSIP Number)

November 11, 2011
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 65337E106
1	Names of reporting persons Tonaquint, Inc. (87-0285597)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,382,069 *
	6	Shared voting power
	7	Sole dispositive power 13,382,069 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,382,069 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% **
12	Type of reporting person (see instructions) CO

* Reporting person Tonaquint, Inc. has a present right, subject to a volume limitation, to convert the outstanding balance under that certain Secured Convertible Promissory Note in the original principal amount of $236,702 issued by the Issuer on May 16, 2011 (but reissued to reporting person Tonaquint, Inc. pursuant to an exchange on November 11, 2011), into the lesser of (i) 13,382,069 shares (i.e., 9.99% of the outstanding shares) of Common Stock of the Issuer or (ii) the number of shares of Common Stock of the Issuer that is equal to $236,702 divided by the following conversion price.  Through December 31, 2011, the conversion price is $0.012 per share of Common Stock of the Issuer.  From January 1, 2012, until the Secured Convertible Promissory Note matures on September 30, 2012, the conversion price is equal to 50% of the average of the lowest three (3) reported closing bid prices (on the primary trading market) for the Common Stock of the Issuer during the ten (10) trading-day period ending on the most recently completed trading day before the conversion date.

** This is based on 135,172,422 outstanding shares of Common Stock of the Issuer as of October 20, 2011, as reported by the Issuer on its Amendment to its Quarterly Report on Form 10-Q/A filed on November 18, 2011.

SCHEDULE 13G

CUSIP No. 65337E106
1	Names of reporting persons Utah Resources International, Inc. (87-0273519)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,382,069 *
	6	Shared voting power
	7	Sole dispositive power 13,382,069 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,382,069 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% **
12	Type of reporting person (see instructions) CO

* Reporting person Utah Resources International, Inc. is the sole shareholder of reporting person Tonaquint, Inc.

Reporting person Tonaquint, Inc. has a present right, subject to a volume limitation, to convert the outstanding balance under that certain Secured Convertible Promissory Note in the original principal amount of $236,702 issued by the Issuer on May 16, 2011 (but reissued to reporting person Tonaquint, Inc. pursuant to an exchange on November 11, 2011), into the lesser of (i) 13,382,069 shares (i.e., 9.99% of the outstanding shares) of Common Stock of the Issuer or (ii) the number of shares of Common Stock of the Issuer that is equal to $236,702 divided by the following conversion price.  Through December 31, 2011, the conversion price is $0.012 per share of Common Stock of the Issuer.  From January 1, 2012, until the Secured Convertible Promissory Note matures on September 30, 2012, the conversion price is equal to 50% of the average of the lowest three (3) reported closing bid prices (on the primary trading market) for the Common Stock of the Issuer during the ten (10) trading-day period ending on the most recently completed trading day before the conversion date.

** This is based on 135,172,422 outstanding shares of Common Stock of the Issuer as of October 20, 2011, as reported by the Issuer on its Amendment to its Quarterly Report on Form 10-Q/A filed on November 18, 2011.

SCHEDULE 13G

CUSIP No. 65337E106
1	Names of reporting persons Inter-Mountain Capital I Corp. (36-4075407)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Utah
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,382,069 *
	6	Shared voting power
	7	Sole dispositive power 13,382,069 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,382,069 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% **
12	Type of reporting person (see instructions) CO

* Reporting person Inter-Mountain Capital I Corp. is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc.

Reporting person Tonaquint, Inc. has a present right, subject to a volume limitation, to convert the outstanding balance under that certain Secured Convertible Promissory Note in the original principal amount of $236,702 issued by the Issuer on May 16, 2011 (but reissued to reporting person Tonaquint, Inc. pursuant to an exchange on November 11, 2011), into the lesser of (i) 13,382,069 shares (i.e., 9.99% of the outstanding shares) of Common Stock of the Issuer or (ii) the number of shares of Common Stock of the Issuer that is equal to $236,702 divided by the following conversion price.  Through December 31, 2011, the conversion price is $0.012 per share of Common Stock of the Issuer.  From January 1, 2012, until the Secured Convertible Promissory Note matures on September 30, 2012, the conversion price is equal to 50% of the average of the lowest three (3) reported closing bid prices (on the primary trading market) for the Common Stock of the Issuer during the ten (10) trading-day period ending on the most recently completed trading day before the conversion date.

** This is based on 135,172,422 outstanding shares of Common Stock of the Issuer as of October 20, 2011, as reported by the Issuer on its Amendment to its Quarterly Report on Form 10-Q/A filed on November 18, 2011.

SCHEDULE 13G

CUSIP No. 65337E106
1	Names of reporting persons JFV Holdings, Inc. (36-4426825)
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,382,069 *
	6	Shared voting power
	7	Sole dispositive power 13,382,069 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,382,069 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% **
12	Type of reporting person (see instructions) CO

* Reporting person JFV Holdings, Inc. is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc.

Reporting person Tonaquint, Inc. has a present right, subject to a volume limitation, to convert the outstanding balance under that certain Secured Convertible Promissory Note in the original principal amount of $236,702 issued by the Issuer on May 16, 2011 (but reissued to reporting person Tonaquint, Inc. pursuant to an exchange on November 11, 2011), into the lesser of (i) 13,382,069 shares (i.e., 9.99% of the outstanding shares) of Common Stock of the Issuer or (ii) the number of shares of Common Stock of the Issuer that is equal to $236,702 divided by the following conversion price.  Through December 31, 2011, the conversion price is $0.012 per share of Common Stock of the Issuer.  From January 1, 2012, until the Secured Convertible Promissory Note matures on September 30, 2012, the conversion price is equal to 50% of the average of the lowest three (3) reported closing bid prices (on the primary trading market) for the Common Stock of the Issuer during the ten (10) trading-day period ending on the most recently completed trading day before the conversion date.

** This is based on 135,172,422 outstanding shares of Common Stock of the Issuer as of October 20, 2011, as reported by the Issuer on its Amendment to its Quarterly Report on Form 10-Q/A filed on November 18, 2011.

SCHEDULE 13G

CUSIP No. 65337E106
1	Names of reporting persons John M. Fife
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,382,069 *
	6	Shared voting power
	7	Sole dispositive power 13,382,069 *
	8	Shared dispositive power
9	Aggregate amount beneficially owned by each reporting person 13,382,069 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 9.9% **
12	Type of reporting person (see instructions) IN

* Reporting person John M. Fife is the sole shareholder of reporting person JFV Holdings, Inc., which is the sole shareholder of Inter-Mountain Capital I Corp., which is the sole shareholder of reporting person Utah Resources International, Inc., which is the sole shareholder of reporting person Tonaquint, Inc.

Reporting person Tonaquint, Inc. has a present right, subject to a volume limitation, to convert the outstanding balance under that certain Secured Convertible Promissory Note in the original principal amount of $236,702 issued by the Issuer on May 16, 2011 (but reissued to reporting person Tonaquint, Inc. pursuant to an exchange on November 11, 2011), into the lesser of (i) 13,382,069 shares (i.e., 9.99% of the outstanding shares) of Common Stock of the Issuer or (ii) the number of shares of Common Stock of the Issuer that is equal to $236,702 divided by the following conversion price.  Through December 31, 2011, the conversion price is $0.012 per share of Common Stock of the Issuer.  From January 1, 2012, until the Secured Convertible Promissory Note matures on September 30, 2012, the conversion price is equal to 50% of the average of the lowest three (3) reported closing bid prices (on the primary trading market) for the Common Stock of the Issuer during the ten (10) trading-day period ending on the most recently completed trading day before the conversion date.

** This is based on 135,172,422 outstanding shares of Common Stock of the Issuer as of October 20, 2011, as reported by the Issuer on its Amendment to its Quarterly Report on Form 10-Q/A filed on November 18, 2011.

ITEM 1	(a)	Name of Issuer: Next 1 Interactive, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2690 Weston Road, Suite 200 Weston, FL 33331

ITEM 2	(a)
Name of Person Filing:

This report is filed by Tonaquint, Inc., Utah Resources International, Inc., Inter-Mountain Capital I Corp., JFV Holdings, Inc., and John M. Fife with respect to the shares of Common Stock, $0.00001 par value per share, of the Issuer that are directly beneficially owned by Tonaquint, Inc. and indirectly beneficially owned by the other reporting and filing persons (the “Shares”).

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: 303 East Wacker Drive, Suite 1200, Chicago, IL 60601

(c)
Citizenship:

Tonaquint, Inc. is a Utah corporation.
Utah Resources International, Inc. is a Utah corporation.
Inter-Mountain Capital I Corp. is a Utah corporation.
JFV Holdings, Inc. is an Illinois corporation.
John M. Fife is a United States citizen.

(d)	Title of Class of Securities: Common Stock, $0.00001 par value per share.

(e)	CUSIP Number: 65337E106

ITEM 3:	If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

❑	a.	Broker or dealer registered under Section 15 of the Exchange Act.

❑	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

❑	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

❑	d.	Investment company registered under Section 8 of the Investment Company Act.

❑	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

❑	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

❑	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

❑	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

❑	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

❑	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

None of the reporting and filing persons is a registered broker-dealer or an affiliate of a registered broker-dealer.  John M. Fife exercises voting and dispositive power with respect to the Shares.

The Secured Convertible Promissory Note (the “Note”) that is convertible into the Shares is collateralized by a security interest held by Tonaquint, Inc. in all of the Issuer’s assets.  The Note bears interest at an annual rate of 8%, compounded daily.  Upon a default, interest under the Note will accrue at a rate of 1% per month, compounded daily.

The number of Shares into which Tonaquint, Inc. may convert the Note is described in a footnote to each of the cover pages.  Conversion of the Note is subject to a volume limitation, which limits the dollar amount of conversions to the greater of (i) $40,000 for the 30 days immediately before the conversion date or (ii) 10% of the product of (a) the volume-weighted average price (as reported) of the Issuer’s common stock during the 30 days immediately before the conversion date multiplied by (b) the number of shares of the Issuer’s common stock that were traded during that 30-day period.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 22, 2011	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	JOHN M. FIFE /s/ John M Fife

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Next 1 Interactive, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated: November 22, 2011	TONAQUINT, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	UTAH RESOURCES INTERNATIONAL, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	INTER-MOUNTAIN CAPITAL I, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	JFV HOLDINGS, INC. By: /s/ John M Fife Name: John M. Fife Title: President
Dated: November 22, 2011	JOHN M. FIFE /s/ John M Fife

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